September 27, 2007

Digital Lifestyles Group Inc.
1872 West Avenue
Suite 102
Crossville, TN 38555

Gentlemen:

Please accept this letter as my formal resignation as Chief Executive Officer and Chairman of Digital Lifestyle Group Inc.’s Board of Directors to be effective as of the date above. I hereby agree to remain a member of the Board of Directors until November 1, 2007, at which time my resignation will become immediately effective.

Sincerely,

/s/ L.E.
L.E. Smith